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                              April 29, 2021

       Kevin E. Hartz
       Chief Executive Officer
       one
       16 Funston Avenue, Suite A
       The Presidio of San Francisco
       San Francisco, CA 94129

                                                        Re: one
                                                            Registration
Statement on Form S-4
                                                            Filed April 1, 2021
                                                            File No. 333-254973

       Dear Mr. Hartz:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed April 1, 2021

       Questions and Answers for Shareholders of AONE
       Q: What are the U.S. federal income tax consequences of the Domestication?, page xix

   1. Revise your response to begin with a definitive statement as to whether investors are likely to experience a
taxable event as a result of the Domestication. The remaining narrative can serve to
explain your conclusion.
       Summary of the Proxy Statement/Prospectus
       Quorum and Vote of AONE Shareholders, page 10

   2. You disclose here that the Sponsor has agreed to vote all of its ordinary shares in favor of
 Kevin E. Hartz
FirstName   LastNameKevin E. Hartz
one
Comapany
April       Nameone
       29, 2021
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         the proposals being presented, including the business combination proposal. Please clarify whether other AONE shareholders have entered into agreements to vote in favor of the proposals and, if so, disclose any such agreements. Additionally, after factoring in the shares subject to voting agreements, please disclose both the percentage of remaining shares needed to vote for the business combination proposal if: (i) all of AONE's outstanding shares voted; and (ii) only a quorum of AONE's shares are present.
BCA Proposal
Projected Financial Information, page 124

3. You disclose in your Key Factors Affecting Operating Results on page 219 that your financial performance has largely been driven by hardware sales which is a leading indicator of likely future recurring revenue from consumables, success plans, and premium software subscriptions. However, your table in Projected Financial Information on page 125 shows a declining trend in historical revenue. Please tell us how your material assumptions provide a basis for the significant increases to the financial projection of your revenues and reasonably support such changes. In addition, please separately disclose a disaggregation of projected revenue by hardware, consumables, and services. Please disclose the quantity of hardware units sold and price changes assumptions utilized in your revenue projections. Disclose the estimated dates that new products are introduced into the projection and describe their current status. In addition, please disclose the number of estimated customers that are generating the projected recurring revenue.
4. Please disclose any material assumptions underlying the projections for EBIT, adjusted
         EBITDA, and adjusted free cash flow. Refer to Item 10(b)(3)(i) of Regulation S-K.
         Disclose projected operating and other expenses in addition to presenting an estimated net income(loss) amount.
U.S. Federal Income Tax Considerations, page 164

5. We note that you intend to structure the domestication as a reorganization within the meaning of Section 368 of the Tax Code. As a result, you intend for the domestication to be a non-taxable event for U.S. holders of AONE securities, subject to the other issues
         (e.g., PFIC status) that could result in a taxable event for U.S. holders of AONE securities. Revise to make clear that your conclusion as to tax treatment under Section
         368 of the Tax Code is based upon your opinion of tax counsel. Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Statement of Operations, page 187

6. Please present the historical basic and diluted per share amounts based on continuing operations attributable to the controlling interests and the number of shares used to calculate such per share amounts on the face of the pro forma condensed statement of operations. Refer to Rule 11-02(a)(9)(i) of Regulation S-X.
 Kevin E. Hartz
FirstName   LastNameKevin E. Hartz
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Comapany
April       Nameone
       29, 2021
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Basis of Presentation, page 188

7. You disclose that you are evaluating the accounting treatment of the Sponsor Earnout
         Shares and Markforged Earnout Shares inclusive of the Markforged Earnout RSUs and assessing if the arrangement should remain as a long-term liability or if a portion should be reclassified to equity. Please provide us with your completed analysis.
Information about Markforged
Customers, page 213

8. You disclose that you have "over 10,000 end users" and note that no "end-user customer"
         comprises more than 10% of your business. Please revise to provide your definition of end user and clarify whether any group end users under common control comprises more than 10% of your business.
9. You identify certain customers by vertical. Please revise to clarify the significance of these customers to the company and the criteria used to select these customers for use in your prospectus.
Legal Proceedings, page 217

10. You state that you are from time to time subject to various claims, lawsuits and other proceedings and note that the ultimate outcome or actual cost of settlement may materially vary from estimates. Please revise to clarify whether you are currently subject to any material pending legal proceedings.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Markforged, page 218

11. Consider revising your MD&A to provide a discussion of revenue by type. While we note that you provide a disaggregation of revenue by type on page F-33, to the extent material, provide a discussion of revenue by type and the reasons for year-over-year changes in these different revenue categories in your MD&A.
Key Factors Affecting Operating Results, page 219

12. You disclose that your global marketing team drives new customer acquisition, retention, and expansion of existing customers. Please tell us what consideration was given in quantifying and discussing operating metrics or other key performance indicators related to renewal or retention rates and the number of new and existing customers at the end of each period presented. To the extent material, discuss any known trends related to these measures. Refer to Item 303(a) of Regulation S-K and Section III.B of SEC Release No.
         33-8350.
Results of Operations, page 222

13. You disclose that your revenue decrease in 2020 was predominantly driven by a decrease
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         in hardware revenue. Please revise to further explain the reasons for this decrease.
         Clarify whether the decrease in hardware revenue was primarily due to the sale of fewer products or whether it was due to a decrease in the price of your products.
Stock-based compensation, page 226

14. Please provide us with a breakdown of all equity awards granted to date in fiscal 2020 and leading up to the initial public offering including the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the Company or changes in your valuation assumptions or methodology.
Beneficial Ownership of Securities, page 243

15. Please revise to disclose either here or in a separate table the beneficial ownership of
         Markforged prior to the business combination.
Markforged, Inc.
Notes to Consolidated Financial Statements
Note 3. Revenue, page F-31

16. You disclose that premium software subscriptions relate to certain cloud software solutions that will be sold separately from its standard cloud-based software platform offering that is fully integrated with your hardware. Please tell us whether your standard cloud-based software platform is considered to be distinct and how these revenues are recognized.
Exhibits

17.      Please file your form of proxy with your next amendment.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.
 Kevin E. Hartz
one
April 29, 2021
Page 5



                                   Sincerely,
FirstName LastNameKevin E. Hartz
                                   Division of Corporation Finance
Comapany Nameone
                                   Office of Technology
April 29, 2021 Page 5
cc:       Andrew P. Alin, Esq.
FirstName LastName